Mail Stop 4561

September 27, 2007

Matthew A. Green
Chief Financial Officer, Secretary and Treasurer
Avalon Digital Marketing Systems, Inc.
5255 N. Edgewood Drive, Suite 250
Provo, UT 84604

       RE: Avalon Digital Marketing Systems, Inc.
            Preliminary Information Statement on Form 14C
            File No. 000-28403
            Filed on June 28, 2005

Dear Mr. Green:

     We issued comments to you on the above captioned filing on August 10, 2005. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 12, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by October 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Stacie D. Gorman at 202-551-3585 if you have any questions.

                  Sincerely,

                  Karen J. Garnett
                  Assistant Director

Cc. Paul D. Heimann, Esq.